UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): October 30, 2024

IROQUOIS VALLEY FARMLAND REIT, PBC

(Exact name of issuer as specified in its charter)

Delaware	82-0921424
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

708 Church Street, Suite 212, Evanston, IL	60201
(Full mailing address of principal executive offices)	(ZIP Code)

(847) 859-6645

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9. Other Events

Amendment to the Dividend Reinvestment Program

The Board of Directors has adopted an amended Dividend Reinvestment Program dated October 30, 2024 (the “Dividend Reinvestment Program”). The sole change to the Dividend Reinvestment Program is to provide that non-accredited investors are no longer eligible to participate in the Dividend Reinvestment Program, effective 30 days from the date of this filing.

The foregoing is a summary of the Dividend Reinvestment Program and is qualified in its entirety by reference to the full text of the Dividend Reinvestment Program, which is attached hereto as Exhibit 9.1.

Exhibits

9.1       Amended Dividend Reinvestment Program, dated October 30, 2024

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IROQUOIS VALLEY FARMLAND REIT, PBC

By:	/s/ Chris Zuehlsdorff
Chris Zuehlsdorff
Chief Executive Officer

Date: November 6, 2024

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